

December 21, 2012

<u>Via E-mail</u>
Mr. William J. Begley Jr.
Vice President, Chief Financial Officer and Secretary
Safety Insurance Group, Inc.
20 Custom House Street
Boston, MA   02110

      Re: Safety Insurance Group, Inc.
             Form 10-K for the Fiscal Year Ended December 31, 2011
             Filed March 13, 2012
             File No. 000-50070

Dear Mr. Begley:

      We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

      After reviewing the information provided, we may have additional comments and/or request that you amend your filings.

<u>Signatures, page 112</u>

1. It does not appear that the filing has been signed by your controller or principal accounting officer as required by Form 10-K. If William J. Begley, Jr. your chief financial officer, was acting as controller or principal accounting officer at the time the filing was executed, please confirm that he signed the Form 10-K in the capacity of controller or principal accounting officer in addition to the other listed capacity and that you will include such title in the signature section of your next Form 10-K. Alternatively, if Mr. Begley was not acting in the capacity of controller or principal accounting officer, please amend your Form 10-K to have your controller or principal accounting officer sign your Form 10-K. See Instruction D.2(a) of Form 10-K for further information.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates
Loss and Loss Adjustment Expense Reserves, page 56

2. You disclose that IBNR reserves consist of your estimate of the total loss reserves required less your case reserves. However, in the third table on page 58 you present total loss reserves for your private passenger auto line of business of $221.6 million comprised of case reserves of $235.2 million and negative IBNR of $13.6 million at December 31, 2011. Since your total estimated loss reserves appear to be $221.6 million please tell us why you have recorded a case reserve in excess of your total estimated losses and why a negative IBNR of $13.6 million is reasonable. Please also tell us why negative IBNR's for each of the quarters in 2012 is also reasonable.

Consolidated Financial Statements
Notes to Consolidated Financial Statements
3. Investments

3. You have investments of $469 million in fixed maturity securities invested in obligations of states and political subdivisions that comprised 42% of your investment portfolio at December 31, 2011. Please tell us the following:

- The amortized cost and fair value separately showing the amount related to general obligation and special revenue bonds and, for special revenue bonds, the nature of the revenue source; and
- For any state, municipality or political subdivision that comprised 10 percent or more of the total of your investments in obligations of states and political subdivisions, the amortized cost and fair value, credit rating with and without a financial guarantee by third parties.

12. Statutory Net income and Surplus, page 95

4. Please provide us proposed revised disclosure to be included in future periodic reports that address the following:

- Disclose the amount of restricted net assets of Safety Insurance Group, Inc.'s subsidiaries as of December 31, 2011 as required by Rule 4-08(e)(3)(ii) of Regulation S-X or clarify how your current disclosure meets this objective.
- Disclose the amount of statutory capital and surplus necessary to satisfy regulatory requirements as of each balance sheet date presented as required by ASC 944-505-50-1b or disclose that the amount is not significant in relation to actual statutory capital and surplus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Ibolya Ignat, Staff Accountant, at (202) 551-3656 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Karen Ubell, Staff Attorney, at (202) 551-3873 or Jeffrey Riedler, Assistant Director at (202) 551-3715 with questions on any of the other comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant